UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of April, 2008.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  April 09, 2008                      /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

--------------------------------------------------------------------------------

NEWS RELEASE                                                      APRIL 09, 2008

                      ROCHESTER PROVIDES EXPLORATION UPDATE

VANCOUVER,  CANADA - ROCHESTER  RESOURCES LTD. (TSXV:  RCT; OTCBB:  RCTFF;  FSE:
R5I): Rochester is pleased to present an exploration update on the Company's projects in Nayarit, Mexico.

Highlights:

o    Florida Vein System continuation identified at Florida NW for over 1 km
o To date eight vein systems ( 1 to 3 M width ) identified at Florida NW-more than were identified at Florida mine area.
o    Drift development has cut Florida 1 vein at Florida NW at 1300 metre level.
o    New drift development at Florida NW has defined significant mineralization.
o Second drill rig mobilized to Florida NW from Clavellinos to advance definition drilling.

FLORIDA NORTH WEST

Rochester is pleased to report success in defining the continuation of the Florida Vein System to the northwest of the Florida Mine through a series of trenches and drift developments (see Figures 1 & 2). Grades from trench sampling at Florida NW are consistent with surface sampling at the Florida Mine at comparable elevations. The continuation of the vein structure has been identified at surface for greater than one kilometre and the Company believes it may extend substantially further, based on visible identification of quartz vein outcrops.

The company has identified, through excavation and field work, a 3 meter wide vein on surface at Florida NW, to the west of the veins currently being worked on. Follow-up work is required to determine if a new discovery has been made.

Numerous additional veins have also recently been identified at surface, and indicate that the potential for the Florida NW area may be greater than what was initially understood. Work and sampling continues, and all veins are being followed up to test for mineralization at surface and at depth with the goal of adding resources to the Florida Mine.

As a result of these recent successes and new discoveries at Florida NW, the Company has mobilized all drills (2) to Florida NW and concurrently initiated an aggressive drift development program. The goal of the 2,000 metre drill program is to aid in delineating the vein systems at depth throughout the whole Florida NW area. Currently, the Company is drilling its 3rd and 4th drill holes. Drill results will be reported once data is received, compiled and validated.

Drift development in the form of a cross cut is taking place at level 1300 at Florida NW to intersect Florida veins 1, 2 and 3. This development work will also provide drill stations for more detailed underground drilling in the future. To date the Company has successfully cut across the Florida 1 vein and anticipates intersecting the Florida 2 and 3 veins shortly. Assay results from this drift development will be reported once data is received, compiled and validated.

Two additional drifts, one trending north, and one trending south, have also been initiated at Florida NW. Both drifts are located at a vein excavated from Trench #3 at the 1385 metre level (see Figures 1 & 2). Preliminary results have indicated that the vein is strongly mineralized, with widths ranging from 1.1 metres to 1.5 metres, which is encouraging considering the elevation of the vein is 85 metres above the zone of favorable mineralization according to the Company's theoretical model. One hundred metres of drift development assays are pending and should be received and reported within two weeks.

The Company believes that the recent confirmation of mineralization at Florida NW will add substantially to the overall mine life and will be used to provide additional feed for the mill when it ramps up to 300 tpd in mid 2008.

SIGNIFICANT TRENCH SAMPLES:

For   complete   assay   results  of   trenches   1-6  see   trench   tables  at
www.rochesterresources.com/FloridaNWtrench

--------------------------------------------------------------------------------
                   FLORIDA NW                                  SGS
--------------------------------------------------------------------------------
       Sample           Location      Width (m)       Au g/t         Ag g/t
--------------------------------------------------------------------------------

       32195           Trench #4        0.95            1.8           364
--------------------------------------------------------------------------------
       32196               "             1.1           6.84           210
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       32185               "            0.90           4.54           180
--------------------------------------------------------------------------------
       32186               "            0.90           4.81           284
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       32119           Trench #2        0.65           0.443          210
--------------------------------------------------------------------------------
       32120               "            1.20           0.348          202
--------------------------------------------------------------------------------
       32121               "            0.70           0.521          336
--------------------------------------------------------------------------------
       32122               "            1.25           0.94           174
--------------------------------------------------------------------------------
       32123               "            1.40           0.369          254
--------------------------------------------------------------------------------

Anomalous results were received from five of six trenches.

SANTA FE PROJECT

The Company has recently moved the drill rig at the Clavellinos vein system to the Florida NW area after completing two drill holes. Alteration was encountered in both drill holes including a significant fault in the second drill hole which hampered drilling progress. The Company's focus in the short-term is to concentrate its efforts at Florida NW to define and develop the vein structures and to provide additional feed to the mill for the expansion that is scheduled for mid 2008. Drift development is still planned at Clavellinos within the next months by first driving a 50 metre ramp into the vein structure followed by a cross-cut of the mineralized system. This will provide the Company with a representative sample and a more clear understanding of the structure of the area.

Results have been received from the first drill hole. The second hole will be released when results are received, compiled, and validated.

The main objective of the first drill hole was to confirm the theoretical mineralization model in this vein system. The drill hole intersected three veins 40 meters below surface. The three veins were intersected with significant values of gold and silver received; the stock work between the veins had low values due to lixiviation, primarily because the intersection was above the zone of favorable mineralization as defined by the Company's theoretical model (Figure 2).

HIGHLIGHTS FROM DRILL HOLE 1:

o First vein intersected: 3 meters wide grading 1.49 g/t gold and 239 g/t silver;
o Second vein intersected: 0.92 meters wide grading 1.73 g/t gold and 393 g/t silver;
o Third vein intersected: 1.97 meters wide grading 1.29 g/t gold and 736 g/t silver.

The width of the total intersection including stock work was 11.2 meters grading 0 .712 g/t gold and 239 grams g/t silver.

The Company is encouraged to receive these initial values as the intersection is significantly above the favorable zone of mineralization encountered throughout the Project. This may possibly lead to a horizon of mineralization much greater than what is encountered at Florida.

See Table 1 below for details

For more information on Rochester Resources please visit our website at:

www.rochesterresources.com

Dr. Parra is currently the Company's in-house Qualified Person and QP Member of the Mining and Metallurgical Society of America with special expertise in Mining.

ABOUT ROCHESTER RESOURCES LTD.:

Rochester represents a pure-play in the exploration and development of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental Range. This is the largest epithermal precious metal region in the world, hosting the majority of Mexico's large tonnage gold and silver deposits. Current production generates growing cash flow and helps fund our ongoing exploration and development with minimum share dilution

We have  identified 37 vein  structures on our two Projects (Mina Real and Santa
Fe) and recently embarked on an aggressive follow-up exploration program including a 7000m drill program and a 2000m drift development program that will determine the next steps for mine development and production levels. Little follow-up work has been completed to date on the vein structures identified across both Projects.

Rochester is well positioned to advance its Projects and can very quickly become a significant player in Mexico. Rochester has a strong senior management team based in Mexico, a workforce in place to advance its projects through to mine development, and strong financial backing to implement and advance our work programs.

ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ DR. ALFREDO PARRA                     Empire Communications Inc.
----------------------                    Tel: 604-484-0068
Dr. Alfredo Parra,                        Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com


FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

                                   FLORIDA NW

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]


  Schemtaic drawing of Levels 950 through 145 showing location of Florida Mine

     Omitted graphic may be viewed on PDF format of news release attached.

                                    FIGURE 1:

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]


                Florida NW showing trench locations 1 through 6

     Omitted graphic may be viewed on PDF format of news release attached.

                                    FIGURE 2


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]



         Schematic drawing of Clv01-07Hole showing location to surface.

     Omitted graphic may be viewed on PDF format of news release attached.

                                     TABLE1


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                                                                       SGS
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     Sample                     From        To        Width       Au         Ag
                                                                  g/t        g/t
--------------------------------------------------------------------------------

1    32001    Bno. Clv01-07        0        1.5        1.5       0.008        7
2    32002          "            1.5          3        1.5       0.031        7
3    32003          "              3       4.95       1.95       0.031        6
4    32004          "           4.95       7.18       2.23       0.027        7
5    32005          "           7.18       8.62       1.44       0.007        6
6    32006          "           8.62       9.52        0.9       0.014        6
7    32007          "           9.52      11.65       2.13       0.014        3
8    32008          "          11.65      13.31       1.66       0.017       <3
9    32009          "          13.31         15       1.69       0.016        6
10   32010          "             15      16.02       1.02       0.015        7
11   32011          "          16.02       17.5       1.48       0.019        8
12   32012          "           17.5       19.6        2.1       0.018        5
13   32013          "           19.6       20.6          1       0.017        3
14   32014          "           20.6      23.64       3.04       0.019        4
15   32015          "          23.64       25.5       1.86        0.02        4
16   32016          "           25.5      27.44       1.94        0.01       <3
17   32017          "          27.44      29.34        1.9       0.015        6
18   32018          "          29.34      31.05       1.71       0.096       14
19   32019          "          31.05       33.2       2.15       0.035        8
20   32020          "           33.2       36.2          3        1.49      239
21   32021          "           36.2      37.62       1.42       0.103       23
22   32022          "          37.62      39.28       1.66       0.066       29
23   32023          "          39.28       40.2       0.92        1.73      393
24   32024          "           40.2      42.43       2.23       0.105       31
25   32025          "          42.43       44.4       1.97        1.29      736
26   32026          "           44.4       46.4          2       0.048       20
27   32027          "           46.4      48.07       1.67       0.213       17
28   32028          "          48.07         50       1.93       0.024       12
29   32029          "             50       51.7        1.7       0.015       <3
30   32030          "           51.7       53.3        1.6      <0.005       13
31   32031          "           53.3      55.18       1.88       0.014       14
32   32032          "          55.18      56.95       1.77       0.012       10
33   32033          "          56.95      58.57       1.62       0.007       14
34   32034          "          58.57       59.8       1.23       0.033       16
35   32035          "           59.8       60.5        0.7       0.038       14
36   32036          "           60.5      64.37       3.87       0.026       50
37   32037          "          64.37         66       1.63       0.012       10
38   32038          "             66       67.6        1.6       0.008        5
39   32039          "           67.6       69.6          2       0.012       15
40   32040          "           69.6      71.25       1.65       0.363       64
41   32041          "          71.25      73.03       1.78       0.016       26
42   32042          "          73.03       74.6       1.57       0.013        9
43   32043          "           74.6       76.2        1.6      <0.005       <3
44   32044          "           76.2       77.5        1.3       0.017       <3
45   32045          "           77.5      78.85       1.35       0.014        5

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